Exhibit 99.1

4 February 2009

GDF SUEZ and Iberdrola partners

for the development of nuclear power plants in the UK

GDF SUEZ and Iberdrola entered a partnership to jointly participate in the development of new nuclear power stations in the UK. Through the creation of a dedicated joint venture, GDF SUEZ and Iberdrola, together with SSE, intend to participate in the sale of nuclear sites owned by The Nuclear Decommissioning Authority (NDA) and EDF Development Company Limited. The consortium may consider additional partners.

This cooperation takes place within the framework of the UK nuclear new build programme which objective is both to increase development of new nuclear plants and competition in the country.

This 50/50 industrial partnership is established between two European companies with a high level of expertise, know how and performance track record within the nuclear field.

GDF SUEZ which has 40 years of experience in the nuclear industry has long expressed a desire to play an active role in the nuclear revival around the world. This partnership is in line with this approach.

Iberdrola is a long time leading nuclear operator with experience in operating different technologies and is participating at present in some of the most relevant nuclear developments, either with direct ownership or providing engineering services.

About GDF SUEZ

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

About Iberdrola

Iberdrola is a global, publicly listed company, with a 107-year history of contributing to the development of the energy sector, and providing quality and security of supply. Following a period of international expansion starting in 2001, Iberdrola is the fifth largest electricity group by market capitalization, with a presence in 40 countries and more than 28,5 million customers. Iberdrola is the leading energy group in Spain, one of the main operators in the United Kingdom and a world leader in wind energy. The company now has an installed capacity of 43,300 MW and a balanced, efficient and diversified generation mix.

GDF SUEZ contact:

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com

Iberdrola contact:

Press contact:

Tel:+ 34 91 381 54 44

E-Mail: comunicacion@iberdrola.com